Northern Dynasty ANNOUNCES $3.2 Million Private Placement

March 26, 2019 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) announces that it has completed a non-brokered private placement of 3,769,476 common shares of the Company at a price of $0.86 (US$0.64) per share for gross proceeds of approximately $3.2 million (US$2.4 million). The shares are subject to applicable resale restrictions, including a four month and one day hold under Canadian securities legislation.

The proceeds of the private placement are anticipated to be used for (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of the United States Army Corps of Engineers Environmental Impact Study, (ii) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups, and (iii) for general corporate purposes.

The common shares issued pursuant to this transaction have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “plan”, “update” and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the use of proceeds of the private placement, the finalization by the United States Army Corps of Engineers of the Environmental Impact Study, the ability of the Company to proceed with permit applications for the development of the Pebble Project and the ability of the Company to obtain the necessary federal and state permits for the development of the Pebble Project. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company’s home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.